VALIANT
Trust Company

510, 550~6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

82-1742

May 29, 2002

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Saskatchewan Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
Nova Scotia Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*
Industry Canada
Securities & Exchange Commission

Dear Sirs:

Re: Claude Resources Inc.
Mailing of First Quarter Report
to Registered Shareholders

As the mailing agent for Claude Resources Inc., we are pleased to confirm the mailing of the first quarter report for the period ended March 31, 2002, to each of the Registered Shareholders of the subject corporation on **May 29, 2002.**

We trust this is satisfactory.

Yours truly,

Cheryl Dahlager
Senior Account Manager

c.c. Claude Resources Inc.
Attn: Ms. Val Michasiw

DECLARATION AS TO MAILING

PROVINCE	)	IN THE MATTER OF INTERIM MAILING TO THE
OF	)	SHAREHOLDERS OF **CLAUDE RESOURCES INC.**
ALBERTA	)	("CORPORATION").

I, CHERYL DAHLAGER, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON **MAY 29, 2002** I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO **WERE THE REGISTERED HOLDERS OF COMMON SHARES OF THE CORPORATION;**

   (a) a copy of the FIRST QUARTER REPORT FOR THE PERIOD ENDED MARCH 31, 2002 marked EXHIBIT "A" and identified by me;

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF)
CALGARY IN THE PROVINCE OF ALBERTA)
THIS 29TH DAY OF MAY 2002.)

Pam Elliott

COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA
My commission expires on November 15, 2003.

CDahlager

CHERYL DAHLAGER

News Release

Claude Resources Inc.

Claude Resources Inc.
200, 224 - 4th Avenue South
Saskatoon, Saskatchewan S7K 5M5
Phone: (306) 668-7505 Fax: (306) 668-7500
www.clauderesources.com
e-mail: clauderesources@clauderesources.com

Toronto Stock Exchange
Trading symbol - **CRJ**

May 21, 2002

FIRST QUARTER REPORT
For the Three Months Ended March 31, 2002

Overview

Bullion markets continued to firm during the first quarter of 2002, with the price of gold moving from US $278 to US $302 by quarter end. This improved market tone was reflected in gold producer share prices, with Claude shareholders experiencing an 80% increase in their share values during the quarter.

The Seabee mine re-supply of fuel, chemicals, parts and other materials was achieved in a smooth and efficient manner due to ideal ice road conditions.

Seabee gold production was low by historical standards, the result of continued disappointing low-grade ore from the D zone, the primary source for mill feedstock. While these results were not unexpected, the current mine plan indicates that higher-grade ore will begin to be accessed, on schedule, early in the third quarter.

Claude's winter exploration program in the Seabee mine area was activated during the quarter. Discussions were commenced with Placer Dome in respect to the exploration program at the Madsen property in Red Lake, Ontario, under option to Placer.

Financial Highlights

	Three Months Ended March 31, 2002	Three Months Ended March 31, 2001
Revenue ($ millions)	5.20	7.90
Net loss ($ millions)	1.98	.42
Loss per share ($)	.05	.01
Cash from (used in) operations ($ millions)	(.6)	.8
Cash from (used in) operations per share ($)	(.01)	.02
Average realized gold price for the period (US$/ounce)	290	259
Total cash operating costs (US$/ounce)	294	217
Working capital ($ millions)	6.20	[illegible].80

Financial

Claude recorded a net loss of $2.0 million ($.05 per share) for the first quarter of 2002 compared to a net loss of $.4 million ($.01 per share) for the same period in 2001.

Total revenue generated for the quarter was $5.2 million, 34% lower than that reported in the 2001 period. Gold revenues decreased 12% over the comparative quarter last year, the result of decreased production offset by the higher bullion price realized. The 62% decrease in oil and gas revenues was a result of normal production decline rates and lower averaged realized petroleum prices.

The Seabee mine contributed $3.8 million to revenue for the first quarter of 2002 compared to $4.4 million for the same period last year. Production for the period decreased 25% from 11,100 ounces in 2001 to 8,300 ounces in 2002. As expected, most of the mill throughput for the first quarter originated from the low grade 2D zone between the 190 and 390 levels, resulting in reduced production. Gold revenues were impacted by a higher average realized price (2002 – US $290/CDN $462; 2001 – US $259/CDN $396).

Gross oil, natural gas liquids and gas revenues totaled $1.3 million for the current period compared to $3.5 million last period. First quarter oil and NGL's production of 20,700 barrels was 14% lower than the 24,100 barrels produced the previous period. The average realized price was US $18.26 (CDN $29.12) per barrel versus an average price of US $28.15 (CDN $43.01) per barrel last period. Gas production fell 24% from 246 MMCF in 2001 to 187 MMCF in 2002. The average realized price this quarter was US $2.19 (CDN $3.49) per MCF compared to the US $6.37 (CDN $9.73) per MCF realized in 2001.

Total operating and administrative costs increased from $4.5 million for the first quarter of 2001 to $4.9 million this period. Total mine cash costs were $3.9 million for this quarter versus $3.7 million last period. The mining of smaller stoping blocks contributed to this slight increase. As a result of the lower gold production during the first quarter, cash operating costs per ounce increased from US $217 in 2001 to US $294 this period. As higher-grade ore is milled during the second half of 2002, the per ounce cost should fall and better reflect expected US $200-210 cash costs per ounce.

General and administrative costs increased by 50% from $.4 million in the first quarter of 2001 to $.6 million this period. This increase is attributable to the settlement of a prior year property tax assessment at the Madsen property.

Depreciation and depletion of the Company's gold assets was $1.3 million for the first three months of 2002, compared with $1.1 million in the corresponding 2001 period. Again, as a result of decreased production, depreciation and depletion costs per ounce for the 2002 period were US $95 versus US $67 last period.

Cash flows used in operations for the quarter were $.6 million ($.01 per share) compared to 2001 first quarter cash flows provided of $.8 million ($.02 per share). This reduction in cash flows from operations was due to the combination of lower gold production, slight increases in costs and decreased contribution from our oil and gas operations.

Capital expenditures for the 2002 quarter were $2.0 million, a 54% increase over the $1.3 million recorded last period. This increase is primarily a result of increased exploration and development costs incurred at the Seabee mine.

Operations

Gold – Seabee mine

Year to date the mine has processed 64,200 tonnes of ore, grading 4.26 grams per tonne and yielding 8,300 ounces of gold. The current ore grade is substantially below the Seabee mine's 10 year average of approximately 8.4 grams per tonne.

The ore grade in the "D" zone of the mine on the Currie Rose property was significantly over estimated. When this error was identified, a revised mine plan was initiated which provides for a return to normalized ore grades and production during the third quarter of the year.

At the end of March 2002, Ray Gagnon was appointed as Chief Operating Officer of the Company. His mandate is to return Seabee to its long-term production averages.

Underground drilling and development on the 2B structure have been accelerated with very encouraging results. The annual ACA Howe International Limited independent audit of the Seabee reserves indicates an increase, over the prior year's audit results, in both reserve tonnage and average grade of ore.

	Proven Mineral Reserve	**Probable Mineral Reserve**	**Proven and Probable Mineral Reserves**
Tonnes	123,357	486,645	610,002
Grade (grams/tonne)	5.76	8.49	7.93
Ounces	22,844	132,834	155,523

The audit also identified an additional 1,620,000 tonnes at 7.90 grams per tonne in the mineral resource category.

Oil & Gas

Although oil and gas operations continue to positively affect cash flows, the impact was minimized as petroleum prices fell sharply compared to the first quarter of 2001. Improving oil and NGL's prices should mitigate the impact of the 66% decrease in natural gas prices realized quarter over quarter.

Exploration

Exploration activities in the first quarter proved dynamic, with diamond drill programs being completed on four target areas. In total, 7,760 metres of BQ core were drilled in 45 holes.

Drilling in the West Porky Lake area led to the discovery of a new shear-hosted, gold-bearing system associated with a metavolcanic-metasedimentary contact. With assay intervals spiking as high as 55 grams per tonne and averaging 2 to 15 grams per tonne over 1-3 metre widths, this composite mineralized system should be considered as a potential satellite feed source for the nearby Seabee mill. Follow-up delineation drilling is a near term pre-requisite.

To the east of the Seabee mine, three target areas were tested. In the Munro/Portage Lakes area, two sulfide-bearing zones aligned in the altered northern contact of a quartz monzonite were drilled. Wide intervals of silicified, stockwork mineralization assaying 1 to 3 grams per tonne with individual assays up to 8 grams per tonne were cut in a number of holes. The pervasive nature of this mineralization is cause for a follow-up program.

Derivative Instruments and Hedging Activities

To mitigate the effects of price fluctuations on revenues, the Company may undertake hedging transactions in respect of foreign exchange rates and the price of gold.

As at March 31, 2002, the Company had outstanding forward gold contracts related to 2002 production of 10,250 ounces at an average price of US $295 per ounce with a market value loss inherent in these contracts of US $63,715. As at March 31, 2002, the Company had outstanding foreign exchange contracts to sell US $4.4 million at an average exchange rate of 1.5928 CDN$/US$ with a market value loss inherent in these contracts of US $1,900.

For further information please contact:
Neil McMillan, President
Phone: (306) 668-7505

Transfer Agent and Registrar:

Valiant Trust Company
510, 550-6th Avenue S.W.
Calgary, Alberta
T2P 0S2

Phone (403) 233-2801
Fax (403) 233-2857

Consolidated Balance Sheets
(Canadian Dollars in Thousands)

	March 31 2002	December 31 2001
Assets		
Current assets:		
Cash	$ -	$ 1,899
Short-term investments	657	657
Receivables	1,650	940
Inventories	10,510	7,477
Prepaids	294	300
	13,111	11,273
Oil and gas properties	3,108	3,120
Mineral properties	14,480	13,834
Investments	684	684
	$ 31,383	$ 28,911
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness	$ 475	$ -
Payables and accrued liabilities	6,032	2,355
Demand loan	356	438
Current portion of obligations under capital lease	46	-
	6,909	2,793
Obligations under capital lease	150	-
Future site reclamation costs	2,590	2,575
Shareholders' equity:		
Share capital	18,527	18,362
Retained earnings	3,207	5,181
	21,734	23,543
	$ 31,383	$ 28,911

Consolidated Statements of Loss
(Canadian Dollars in Thousands)

	Three Months Ended March 31 2002	Three Months Ended March 31 2001
Revenues		
Gold	$ 3,830	$ 4,373
Oil and gas:		
Gross revenue	1,339	3,515
Crown royalties	(397)	(1,101)
Alberta Royalty Tax Credit	95	108
Overriding royalties	(557)	(1,524)
Net oil and gas revenue	480	998
	4,310	5,371
Expenses		
Gold	3,890	3,670
Oil and gas	352	382
General and administrative	634	435
Interest and other	21	(19)
Provision for income taxes	43	72
	4,940	4,540
Earnings (loss) before the undernoted items	(630)	831
Depreciation, depletion and reclamation:		
Gold	1,256	1,135
Oil and gas	88	119
Net loss	$ (1,974)	$ (423)
Net loss per share		
Basic and diluted	$ (0.05)	$ (0.01)
Weighted average number of shares outstanding (000's)	43,329	40,554

Consolidated Statements of Retained Earnings (Deficit)
(Canadian Dollars in Thousands)

	Three Months Ended March 31	
	2002	***2001***
Retained earnings (deficit), beginning of year	**$ 5,181**	$ (32,636)
Net loss	**(1,974)**	(423)
Retained earnings (deficit), end of year	**$ 3,207**	$ (33,059)

Consolidated Statements of Cash Flows
(Canadian Dollars in Thousands)

	Three Months Ended March 31 2002	2001
Cash provided from (used in):		
Operations:		
Net earnings (loss)	**$ (1,974)**	$ (423)
Non cash items:		
Depreciation, depletion and reclamation	**1,344**	1,254
Cash from (used in) operations	**(630)**	831
Net change in other operating items:		
Receivables	**(710)**	(37)
Inventories	**(3,033)**	(2,628)
Prepaids	**6**	89
Payables and accrued liabilities	**3,677**	1,445
	(690)	(300)
Investing:		
Mineral properties	**(1,887)**	(1,107)
Oil and gas properties	**(76)**	(143)
	(1,963)	(1,250)
Financing:		
Issue of common shares	**165**	112
Demand loan	**(82)**	-
Obligations under capital lease	**196**	-
	279	112
Decrease in cash position	**(2,374)**	(1,438)
Cash position, beginning of period	**1,899**	980
Cash position, end of period	**$ (475)**	$ (458)
Cash from (used in) operations per share	**$ (0.01)**	$ 0.02

Notes to Consolidated Financial Statements

Note 1 - General

The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2001. The unaudited consolidated financial statements include the financial statements of the Company and its subsidiary.

The unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

Stock-based Compensation

Effective January 1, 2002, Claude adopted new CICA Handbook Section 3870, "Stock-based Compensation and other Stock-based Payments". This section requires that a fair value based method of accounting be applied to direct awards of stock to employees. This standard allows the Company to continue its existing policy, the intrinsic value based method, of recording no compensation cost on the grant of stock options to employees. However, pro forma information is required which reflects the difference between compensation cost recorded under the intrinsic based method and costs that would have been recorded under the fair value based method. This statement had no impact on the Company for the three months ended March 31, 2002 as no options were issued during the quarter.

Note 2 - Share Capital

At March 31, 2002 there were 43,356,784 common shares outstanding.

Options in respect of 2,260,000 shares are outstanding under the stock option plan. These options have exercise prices ranging from $.53 to $3.05 with expiration dates between April, 2006 and August, 2010.

Note 3 - Subsequent Event

On April 23, 2002, Claude completed and closed the issuance of 5,000,000 units at a price of $1.00 per unit for aggregate gross proceeds of $5,000,000 (the "Offering"). The Offering was made through Canaccord Capital Corporation and First Associates Investments Inc. (the "Underwriters"), which acted as underwriters and arranged for the private placement of all units directly by Claude to a total of fourteen purchasers.

Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share at an exercise price of $1.25 for a period of twelve months from the closing date.

In partial consideration for the services provided to Claude in connection with the Offering, the Underwriters were issued an aggregate of 63,463 common share purchase warrants, each of which entitles the holder to acquire one common share at an exercise price of $1.00 for a period of twelve months from the closing date.

Note 4 - Comparative Figures

Certain prior year balances have been reclassified to conform to the current financial statement presentation.